NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

02015233

January 31, 2002

RECEIVED
FEB 1 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated January 30, 2002</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JANUARY 30, 2002

News Release: **02-02**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Web: http://www.gold.ca

CALGARY, ALBERTA—TYLER RESOURCES INC. (TYS-CDNX) and NORTHERN ABITIBI MINING CORP.(NAI-CDNX) are pleased to announce that Tyler, the Operator of the Tyler and Northern Abitibi Joint Venture, has executed a formal contract with Fugro Airborne Surveys to carry out a high resolution airborne DIGHEM Mag/EM survey over the Keni Property. Approximately 4,800 line- kilometers of high-resolution airborne geophysics will be flown in early to mid March 2002. Fuel for this airborne survey is currently being mobilized in anticipation of the survey.

Tyler and Northern Abitibi are currently earning a 65% interest in the Keni Property. The Keni Property is located in the emerging Coronation Gulf Diamond District of the north Slave Craton region of Nunavut. The Property is situated approximately 520 kilometers north of Yellowknife, NWT. The Property consists of approximately 113,000 contiguous acres and is located roughly 17 kilometers to the east of the ASHTON/Northern Empire Kikerk Property where encouraging diamond counts have recently been released for the newly discovered Potentilla kimberlite pipe. The Property also lies 30 kilometers east of the ASHTON/Pure Gold KIM property where equally encouraging results have been released for the newly discovered Artemisia kimberlite pipe.

A summer field season program will be outlined by Mr. Regan Chernish, P.Geol., formerly of Diavik Diamond Mines Ltd., upon receipt and interpretation of the airborne geophysical data.

Jean-Pierre Jutras, Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JANUARY 30, 2002

RECEIVED FEB 19 2002

News Release: **02-02**

Trading Symbol: CDNX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Web: http://www.gold.ca

CALGARY, ALBERTA—TYLER RESOURCES INC. (TYS-CDNX) and NORTHERN ABITIBI MINING CORP.(NAI-CDNX) are pleased to announce that Tyler, the Operator of the Tyler and Northern Abitibi Joint Venture, has executed a formal contract with Fugro Airborne Surveys to carry out a high resolution airborne DIGHEM Mag/EM survey over the Keni Property. Approximately 4,800 line- kilometers of high-resolution airborne geophysics will be flown in early to mid March 2002. Fuel for this airborne survey is currently being mobilized in anticipation of the survey.

Tyler and Northern Abitibi are currently earning a 65% interest in the Keni Property. The Keni Property is located in the emerging Coronation Gulf Diamond District of the north Slave Craton region of Nunavut. The Property is situated approximately 520 kilometers north of Yellowknife, NWT. The Property consists of approximately 113,000 contiguous acres and is located roughly 17 kilometers to the east of the ASHTON/Northern Empire Kikerk Property where encouraging diamond counts have recently been released for the newly discovered Potentilla kimberlite pipe. The Property also lies 30 kilometers east of the ASHTON/Pure Gold KIM property where equally encouraging results have been released for the newly discovered Artemisia kimberlite pipe.

A summer field season program will be outlined by Mr. Regan Chernish, P.Geol., formerly of Diavik Diamond Mines Ltd., upon receipt and interpretation of the airborne geophysical data.

Jean-Pierre Jutras, Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JANUARY 30, 2002

News Release: **02-02**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.233.2636**
Web: http://www.gold.ca

CALGARY, ALBERTA—TYLER RESOURCES INC. (TYS-CDNX) and NORTHERN ABITIBI MINING CORP.(NAI-CDNX) are pleased to announce that Tyler, the Operator of the Tyler and Northern Abitibi Joint Venture, has executed a formal contract with Fugro Airborne Surveys to carry out a high resolution airborne DIGHEM Mag/EM survey over the Keni Property. Approximately 4,800 line- kilometers of high-resolution airborne geophysics will be flown in early to mid March 2002. Fuel for this airborne survey is currently being mobilized in anticipation of the survey.

Tyler and Northern Abitibi are currently earning a 65% interest in the Keni Property. The Keni Property is located in the emerging Coronation Gulf Diamond District of the north Slave Craton region of Nunavut. The Property is situated approximately 520 kilometers north of Yellowknife, NWT. The Property consists of approximately 113,000 contiguous acres and is located roughly 17 kilometers to the east of the ASHTON/Northern Empire Kikerk Property where encouraging diamond counts have recently been released for the newly discovered Potentilla kimberlite pipe. The Property also lies 30 kilometers east of the ASHTON/Pure Gold KIM property where equally encouraging results have been released for the newly discovered Artemisia kimberlite pipe.

A summer field season program will be outlined by Mr. Regan Chernish, P.Geol., formerly of Diavik Diamond Mines Ltd., upon receipt and interpretation of the airborne geophysical data.

Jean-Pierre Jutras, Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.